21002093

[ISSION

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MAR 03 2021
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SEC FILE NUMBER
8-29124

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 AND ENDING 12/31/2020
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Meridian Investments, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

35 Braintree Hill Office Park
(No. and Street)

Braintree	MA	02184
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Kimberly Payne (617) 249-1002
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marcum LLP
(Name – *if individual, state last, first, middle name*)

53 State Street	Boston	MA	02109
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Jeremiah McDermott, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Meridian Investments, Inc., as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Catherine Ray McCarthy
NOTARY PUBLIC
Commonwealth of Massachusetts
My Commission Expires December 16, 2027

[signature]
Signature

President
Title

[signature]
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MERIDIAN INVESTMENTS, INC.

FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION

For the Year Ended December 31, 2020

MERIDIAN INVESTMENTS, INC.
TABLE OF CONTENTS
For the Year Ended December 31, 2020

MARCUM
ACCOUNTANTS ▲ ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Meridian Investments, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Meridian Investments, Inc. (the "Company") as of December 31, 2020, the related statements of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Marcum LLP ■ 53 State Street ■ 17th Floor ■ Boston, Massachusetts 02109 ■ Phone 617.807.5000 ■ Fax 617.807.5001 ■ www.marcumllp.com

Supplemental Information

Schedule I: Computation of Net Pursuant to Rule 15c3-1, Schedule II: Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3, and Schedule III: Information Relating to Possession or Control Requirements Pursuant to Rule 15c3-3 (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2018.

Marcum LLP

Boston, Massachusetts
March 1, 2021

MERIDIAN INVESTMENTS, INC.

REPORT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

MERIDIAN INVESTMENTS, INC.

AUDITED FINANCIAL STATEMENTS

MERIDIAN INVESTMENTS INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2020

ASSETS

Cash	$	1,401,637
Prepaid expenses		30,395
Due from related party		288,306
Operating lease right of use asset		410,547
Property and equipment, net		17,135
Deposits		20,467
Officer advances		50,000
Total assets	$	2,218,487

LIABILITIES AND STOCKHOLDERS' EQUITY

Accrued liabilities	$	99,409
Operating lease liability		458,073
State income tax payable		39,003
Note Payable		315,000
Total liabilities		911,485
Stockholders' equity		
Common stock, 12,500, no par, shares authorized, 1,250 issued and outstanding		162,783
Additional paid-in capital		(4,343,784)
Retained earnings		5,488,003
		1,307,002
Total liabilities and stockholders' equity	$	2,218,487

The accompanying notes are an integral part of these financial statements.

MERIDIAN INVESTMENTS, INC.
STATEMENT OF INCOME
For the Year Ended December 31, 2020

Revenue		
Placement fees	$	8,017,581
Expenses		
Salaries and wages - brokers		3,759,303
Other operating expenses		
Computer supplies and expense		82,498
Depreciation		6,154
Dues and subscriptions		81,344
Education and training		7,059
Employee benefits		334,601
Filing fees		43,311
Insurance		30,438
Legal and accounting		15,901
Office supplies and expense		25,920
Postage and delivery		3,424
Professional fees		58,966
Rent expense		165,863
Salaries and wages - administrative		99,462
Taxes - payroll		174,848
Taxes - other		44,643
Telephone		45,048
Travel, meals and entertainment		156,791
Total expenses		5,135,574
Income from operations		2,882,007
Other income (expense)		
Interest income		3,282
Other expense		(11,141)
Donations		(45,731)
Total other income		(53,590)
Net income before provision for state income taxes	$	2,828,417
Provision for state income taxes		39,003
Net income	$	2,789,414

The accompanying notes are an integral part of these financial statements.

MERIDIAN INVESTMENTS, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the Year Ended December 31, 2020

	Common stock		Additional Paid-In	Retained	Notes Receivable and Accrued Interest	
	Shares	No par value	Capital	Earnings	- Stockholders	Total
Balance, January 1, 2020	1,250	$ 162,783	$ (856,200)	$ 2,698,589	$ (886,845)	$ 1,118,327
Stock based employee compensation	-	-	-	-	-	-
Stockholders' distribution	-	-	(3,487,584)	-	887,584	(2,600,000)
Accrued Interest	-	-	-	-	(739)	(739)
Net income	-	-	-	2,789,414	-	2,789,414
Balance, December 31, 2020	1,250	$ 162,783	$ (4,343,784)	$ 5,488,003	$ -	$ 1,307,002

The accompanying notes are an integral part of these financial statements.

MERIDIAN INVESTMENTS, INC.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2020

Cash flows from operating activities		
Net income	$	2,789,414
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		6,154
Right of use asset amortization		108,354
Accrued interest income, related party		(2,543)
Accrued interest income, note receivable - stockholders		(739)
Changes in operating assets and liabilities:		
Prepaid expenses		71,999
Due from related party		73,796
Deposits		12,887
Officer Advances		(50,000)
Operating lease liabilities		(110,742)
State income tax payable		22,432
Accrued liabilities		(12,394)
Net cash provided by operating activities		2,908,619
Cash flows used in investing activities		
Purchases of property and equipment		(4,089)
Stockholders' distribution		(2,600,000)
Net cash used in investing activities		(2,604,089)
Cash flows used in financing activities		
Proceeds from note payable		315,000
Net cash provided by financing activities		315,000
Net increase in cash		619,531
Cash - beginning of year		782,106
Cash - end of year	$	1,401,637
Supplemental Disclosures		
Non-cash stockholders' distribution	$	887,584
Non-cash operating lease liability and right of use asset written off due to lease termination	$	(43,652)
Non-cash addition to operating lease liability and right of use asset	$	73,840

The accompanying notes are an integral part of these financial statements.

NOTES TO THE FINANCIAL STATEMENTS
For the Year ended December 31, 2020

Note 1 – Nature of Business

Meridian Investments, Inc. (the "Company") is a privately held Massachusetts corporation formed in December 1981 with office locations in Massachusetts, Maryland, Kentucky, Florida and Illinois. Meridian is a broker-dealer firm, registered with the Securities and Exchange Commission ("SEC") and securities regulatory commissions in various states and Washington D.C. The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SPIC®"). Meridian is primarily involved in placing tax-advantaged investment opportunities for its corporate clients, related to affordable housing, alternative energy and renewable energy projects. When used in these notes, the terms "Company," "Meridian," "MII," "our," "ours," "we," or "us" are intended to mean Meridian Investments, Inc.

Note 2 – Summary of Significant Accounting Policies

A. Basis of Presentation
The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles ("GAAP").

B. Use of Estimates
The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

C. Revenue Recognition
The Company recognizes revenue in accordance with ASC Topic 606, *Revenue from Contracts with Customer*. The authoritative guidance provides a five –step analysis of transactions to determine when and how revenue is recognized. The five steps are: (i) identify the contract with the customer; (ii) identify the performance obligation in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligation; and (v) recognize revenue when or as each performance obligation is satisfied.

All revenues are generated through placement fees earned by the Company in raising capital from investors for various types of investment vehicles. The recognition and measurement of revenue is based on an assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time, how to allocate transaction prices where multiple performance obligations are identified, when to recognize revenue based on the appropriate measure of the Company's progress under the contract, and whether constraints on variable consideration should be applied to future events. Costs of contracts are recognized in expense at the time the related revenues are recorded. In the event that transactions are not completed, and the securities are not issued, the Company immediately expenses those costs. The following discussion describes the nature, timing and uncertainty of revenues and cash flows arising from the Company's contracts with customers.

D. Placement Fees
The Company's primary performance obligation typically consists of raising capital from investors for various types of investment vehicles, all of which represent one performance obligation under the contract with the customer which is met upon completion or closing of the capital raise. The transaction price for placement fees is defined in each contract and is a fixed percentage of the capital raised from investors.

E. Expense Recognition
Operating expenses are recognized as incurred.

Note 2 – Summary of Significant Accounting Policies (Continued)

F. Property and Equipment
Property, equipment and leasehold improvements are stated at cost. Expenditures for major additions and improvements are capitalized and minor replacements, maintenance, and repairs are charged to expense as incurred. When property, equipment and leasehold improvements are retired or otherwise disposed, the cost and accumulated depreciation are removed from the accounts and the resulting gain or loss is included in the results of operations for the respective period. Depreciation of property, equipment and leasehold improvements is calculated on a straight-line basis over the estimated useful lives of the assets, which range from two to seven years. Leasehold improvements are amortized over the shorter of their estimated useful life or the terms of the related leases.

G. Income Taxes
The Company has elected under the Internal Revenue Code to be taxed as an S Corporation. In lieu of federal income taxes, the stockholders of an S Corporation are taxed on their proportionate share of the Company's taxable income. Accordingly, no provision or liability for federal income taxes has been included in these financial statements.

A provision for state income taxes is required in those states that do not recognize the pass-through of income and losses under Subchapter S status. Massachusetts, although recognizing the pass-through nature of income or losses to stockholders, imposes an additional 1.93% tax on net income of companies with revenues in excess of $6 million. The Company had of $8,020,863 in total revenues in 2020 therefore a state tax liability was recorded in the amount of $39,003.

The Company evaluates all significant tax positions. As of December 31, 2020, the Company does not believe that it has taken any material tax positions that would require recording of any additional tax liability, nor does it believe that there are any unrealized tax benefits that would either increase or decrease within next twelve months.

The Company's income tax returns are subject to examination by the appropriate taxing jurisdiction; however, there are no examinations in process.

There are no material uncertain tax positions that would require recognition in the financial statements, besides the amount disclosed above. If the Company were to incur an income tax liability in the future, interest on any income tax liability would be reported as interest expense and penalties on any income tax would be reported as income taxes.

Financial Accounting Standards Board Accounting Standard Codification Topic 740, Income Taxes, requires the effects of changes in tax rates and laws on deferred tax balances to be recognized in the period in which the legislation is enacted. Since the income and losses of the Company are passed through to its stockholders', the Company concluded that there was no impact to the financial statements for the year ended December 31, 2020.

Note 3 – Property and Equipment

At December 31, 2020, property and equipment consisted of the following:

Computer equipment and software	$ 46,323
Equipment	11,311
Furniture and fixtures	5,380
Leasehold improvements	6,912
	69,926
Less: accumulated depreciation	(52,791)
Property and equipment, net	$ 17,135

Depreciation expense amounted to $6,154 for the year ended December 31, 2020.

Note 4 – Notes Receivable and Accrued Interest – Stockholders

The notes receivable from stockholders were the result of a vote by our Board of Directors to sell our interest in the intercompany balance due from Meridian Properties, Inc. ("MPI") (the "Agreement") in 2015. In lieu of paying cash for the interest, each stockholder executed a promissory note with us in an amount equal to their proportionate share of the entire balance, based on their stock ownership (the "Notes Receivable"). The Notes Receivable require 2% annual interest accruing on the unpaid principal balance. The Notes Receivable had an original maturity date of December 30, 2017 which was extended until December 31, 2019. As of December 31, 2019, the balance of note receivable-stockholders, including accrued interest of $71,348, amounted to $886,845 and is presented in the statement of financial condition as contra-equity as the stockholders exercise control over the payment terms including the timing and intention of such payments. On January 15, 2020, the Board of Directors declared a special distribution to the stockholders which settled the total unpaid principal balance and accrued interest on the Note Receivable, totaling $887,584. As of December 31, 2020, the balance of the note receivable-stockholders was $0.

Note 5 – Stockholders' Equity

A. Common Stock

The Articles of Organization, effective December 10, 1981, authorized 12,500 no par value common shares. As of December 31, 2020, there are 1,250 shares issued and outstanding. Pursuant to the Action by Consent of Directors in Lieu of Special Meeting of Directors (the "Action") dated January 20, 2020, five of the six shareholders of the Company collectively hold 1,000 of the 1,250 shares of the issued and outstanding Common Stock, No Par Value, of the Company ("Stock") and agreed to transfer on a pro rata basis, an aggregate of 125 shares of Stock to an employee, representing 10% of the currently issued and outstanding Stock ("Transferred Shares"). Share Transfer Agreement (the "Stock Agreement") dated January 20, 2020, had no impact on the Company.

Note 6 – Related Party Transactions

The Company receives all of its executive, compliance and general operations support from individuals who are employed and compensated by MPI. MPI also provides for the payment of certain direct expenses incurred by the Company on its operations. Such expenses paid by MPI on behalf of the Company are charged directly to the Company in accordance with its Expense Sharing & Management Agreement. The Company is not responsible for paying any expenses for which MPI is solely liable.

Note 6 – Related Party Transactions (Continued)

Amounts due from MPI as of December 31, 2020 are comprised of (1) cash we advanced to and/or borrowed from MPI, offset by (2) specific expenses paid by MPI for our benefit and (3) common operating expenses allocated us, if any.

For the year ended December 31, 2020, the amount of costs paid by MPI on the Company's behalf amounted to $5,186,796. The amount of cash transferred to MPI was $5,265,603.

The Company charges interest on the average monthly balance at the federal blended rate (0.89% for the year ended December 31, 2020). For the year ended December 31, 2020, accrued interest amounted to $2,543. As of December 31, 2020, MPI owed the Company $288,306 including accrued interest of $2,543.

Note 7 – Commitments and Contingencies

A. Stock Grant Agreement
On November 20, 2015, Board of Directors and president agreed to the Stock Agreement. Under the terms of the Stock Agreement and subject to reasonable conditions that may be imposed, the Board of Directors has agreed to issue shares of the Company's no par value common stock to the president on each of three succeeding anniversary dates of the Stock Agreement provided that the president's employment has not been previously terminated.

The number of shares issued on each anniversary date of the Stock Agreement is not fixed and subject to adjustment such that the issuance results in certain ownership percentages. If the Company fully executes the Stock Agreement as intended, the president will own twenty percent (20%) of the total outstanding shares of no par value common stock. See Note 5 relative to the issuance of common stock under the Stock Agreement.

B. Leasing Arrangements
The Company recognizes and measures its leases in accordance with FASB ASC 842, Leases. The Company is a lessee in several noncancelable operating leases, for office space, computers and other office equipment. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rates of our leases are not readily determinable and accordingly, we use our incremental borrowing rate based on the information available at the commencement date for all leases. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The Company's incremental borrowing rate utilized is 3.33%. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

The Company has obligations as a lessee for office space, computers, and other office equipment with initial noncancelable terms in excess of one year. The Company classified these leases as operating leases. These leases generally contain renewal options for periods ranging from two to three years. Because the Company is not reasonably certain to exercise these renewal options, the optional periods are not included in determining the lease term, and associated payments under these renewal options are excluded from lease payments. The Company's

Note 7 – Commitments and Contingencies (Continued)
B. Leasing Arrangements (Continued)

leases do not include termination options for either party to the lease or restrictive financial or other covenants. Payments due under the lease contracts include fixed payments.

In January 2018, the Company entered into a lease agreement for office space in Braintree, Massachusetts, which was intended to expire in February 2021 ("First Braintree lease"). In March 2020, the Braintree lease was terminated, and a new Braintree lease was signed which will expire in February 2023 ("Second Braintree lease"). Before termination the First Braintree lease had approximately $10,000 of lease costs during the year ended December 31, 2020. The First Braintree lease had approximately $44,000 of the right of use asset and operating lease liability written off. During the year ended December 31, 2020 the minimum lease payments on the Second Braintree lease were $2,128 a month. At the end of an original term, the Company has the option to extend the lease term for one additional three-year term. The Company recorded a operating lease right of use ("ROU") asset and corresponding operating lease liability of approximately $74,000 for the Second Braintree lease. For the Second Braintree lease, the Company recognized a ROU asset of approximately $54,000 and operating lease liability of approximately $55,000 as of December 31, 2020.

Through the Braintree office, the Company also leases multiple pieces of office equipment under month-to-month and long-term operating leases, with varying minimum monthly lease payments, expiring on various dates through 2021.

In September 2017, the Company entered into a new lease agreement for office space in Bethesda, Maryland, which expires in February 2025. During the year ended December 31, 2020 the minimum lease payments were $8,276 a month. At the end of an original term in February 2025, the Company has the option to extend the lease term for one additional five-year term. The Company recorded a operating lease ROU asset and corresponding operating lease liability. The Company recognized a ROU asset of approximately $357,000 and operating lease liability of approximately $402,000 as of December 31, 2020.

In March 2016, the Company entered into a one –year lease agreement for office space in Atlanta, Georgia (the "Atlanta Lease"). The Atlanta Lease expires on March 31, 2020 and renews annually as defined in the lease agreement, the lease was not renewed. The Company adopted the practical expedient and elected not to apply the provisions of ASU 2016-02 to the Atlanta lease due to the lease term being less than 12 months.

In March 2019, the Company entered into a one –year lease agreement for office space in Chicago, Illinois (the "Chicago Lease"). The Chicago Lease expires on March 31, 2020 and renews annually as defined in the lease agreement. The Company opted to renew the lease for an additional one-year term. Monthly rental payments are $1,035. The Company adopted the practical expedient and elected not to apply the provisions of ASU 2016-02 to the Chicago lease due to the lease term being less than 12 months.

The components of lease cost for the year ended December 31, 2020 are as follows:

Operating lease cost	$ 125,076
Short term lease cost	40,787
Total lease cost	$ 165,863

Note 7 – Commitments and Contingencies (Continued)
B. Leasing Arrangements (Continued)

Amounts reported in the statement of financial condition as of December 31, 2020 were as follows:

Operating leases:

Operating lease right of use assets	$ 410,548
Operating lease liabilities	458,073

Operating information related to leases as of December 31, 2020 was as follows:

Supplemental cash flow information:

Cash paid for amounts included in the measurement of lease liabilities:

Operating cash flow from operating leases	$ 110,742
Weighted average remaining lease term for Operating leases:	3.1 years
Weighted average discount rate for Operating leases:	3.33%

Minimum lease payments for leases having initial terms in excess of one year for the next five years and in the aggregate, as of December 31, 2020, are as follows:

Year Ended	Amount
December 31, 2021	$ 126,592
December 31, 2022	130,497
December 31, 2023	110,972
December 31, 2024	109,610
December 31, 2025	18,630
Total undiscounted lease payments	$ 496,301
Less imputed interest	(38,228)
Total lease liabilities	$ 458,073

Note 8 – Concentrations of Credit

A. Credit Risk

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist primarily of cash and accounts receivable. The Company has a potential concentration of credit risk in that it maintains deposits with financial institutions in excess of amounts insured by the Federal Deposit Insurance Corporation ("FDIC"). The maximum deposit insurance amount is $250,000, which is applied per depositor, per insured depository institution for each account ownership category.

Note 8 – Concentrations of Credit (Continued)

B. Market Risks
The Company is engaged in the placement of tax-advantaged investments in affordable housing, alternative energy and renewable energy, in the United States. Substantially all of our income consists of fees earned from the sale of these tax-advantaged investments.

Concentrations of market risk arise since the Company generates revenue from a limited number of sources. For the year ended December 31, 2020, the Company generated $5,782,620 of revenue from one customer that accounted for approximately 72% of the Company's total revenue for the year. The remaining $2,234,961 of recognized revenue came from seven other customers for total revenue of $8,017,581 for the year.

Note 9 – Note Payable

On April 29, 2020, the Company entered into a loan with Citizens Bank as the lender in an aggregate principal amount of $315,000 ("PPP Loan") pursuant to the Paycheck Protection Program ("PPP") under the Coronavirus Aid, Relief and Economic Security Act ("CARES Act"). The PPP Loan is evidenced by a promissory not ("Note"). Subject to the terms of the Note, the PPP Loan bears interest at a fixed rate of one percent (1%) per annum, with the first six months of interest deferred, has an initial term of two years, and is unsecured and guaranteed by the Small Business Administration. The Company may apply to the Lender for forgiveness of the PPP Loan, with the amount which may be forgiven equal to the sum of payroll costs, covered rent obligations, and covered utility payments incurred by the Company calculated in accordance with the terms of the CARES Act. The Note provides for prepayment and customary events of default, including, among other things, cross-defaults on any other loan with the lender. The PPP Loan may be accelerated upon the occurrence of an event of default.

Note 10 – Net Capital Requirements

The Company is a registered broker-dealer and, accordingly, is subject to SEC Uniform Net Capital Rule ("SEC Rule 15c3-1), which requires the Company to maintain minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2020, the Company had net capital of $900,700 which was $867,304 in excess of the required net capital of $33,396. The Company's net capital ratio for December 31, 2020 was .56 to 1.

Note 10 – Risks and Uncertainties

In March 2020, the World Health Organization declared the outbreak of a novel coronavirus (COVID-19) as a pandemic which continues to spread throughout the United States. The Company is monitoring the outbreak of COVID-19 and the related business and travel restrictions and changes to behavior intended to reduce its spread, and its impact on operations, financial condition, cash flows and the industry in general, in addition to the impact on its employees. At this time, COVID-19 has not changed the Company's ability to operate. Due to the rapid development and fluidity of this situation, the magnitude and duration of the pandemic and its impact on the Company's operations and liquidity is uncertain as of the date of this report While there could ultimately be a material impact on operations and liquidity of the Company, at the time of issuance, the impact could not be determined.

Note 12 – Subsequent Events

The Company has evaluated all subsequent events through March 1, 2021, the date the financial statements were issued and has determined that no significant subsequent events have occurred that would affect the information presented in the accompanying financial statements or require additional disclosure.

MERIDIAN INVESTMENTS, INC.

SUPPLEMENTAL INFORMATION

MERIDIAN INVESTMENTS, INC.

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

YEAR ENDED DECEMBER 31, 2020

Schedule I

Total stockholders' equity		$ 1,307,003
Less: Non-allowable assets from the Statements of Financial Condition		
Officer Advances		(50,000)
Due from related party		(288,306)
Property, furniture, equipment, leasehold improvements, at cost, net of accumulated depreciation and amortization		(17,135)
Deposits and prepaid expenses		(50,862)
Total Non-allowable assests		(406,303)
Net capital before haircuts		900,700
Less: haircuts		-
Net capital		$ 900,700
Minimum net capital requirement:		
Greater of 6.66% of total aggregate indebtedness	33,396	
or minimum dollar net capital requirement	5,000	33,396
Excess net capital		$ 867,304
Aggregate indebtedness		$ 500,397
Percentage of aggregate indebtedness to net capital		56%

There were no material reconciling items per this report and the most recent quarterly filing dated, March 1, 2021, by the Company of Part II of the Focus Report with respect to the computation of the Net Capital Pursuant to Rule 15c3-1.

See report of independent registered public accounting firm

MERIDIAN INVESTMENTS, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENT UNDER
TO RULE 15C3-3

YEAR ENDED DECEMBER 31, 2020

Schedule II

The reserve requirments pursuant to Rule 15c3-3 is not applicable, as the Company does not hold customer funds or securites and the Company's activities are limited to those contemplated by footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240. 17a-5.

See report of independent registered public accounting firm

MERIDIAN INVESTMENTS, INC.
INFORMATION FOR POSSESSION OF CONTROL REQUIREMENTS
PURSUANT TO RULE 15C3-3

YEAR ENDED DECEMBER 31, 2020

Schedule III

Information related to possession or control requirements is not applicable to Meridian Investments, Inc. as the Company does not hold customer funds or securities and the Company's activities are limited to those contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240. 17a-5.

See report of independent registered public accounting firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have reviewed management's statements, included in the accompanying Management's Exemption Report, in which (1) Meridian Investments, Inc. (the "Company") asserts that it does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3 adopting amendments to 17 C.F.R. §240.17a-5 and (2) the Company is relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Company limits its business activities to those exclusively listed in its exemption report and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with SEC Rule 15c3-3 and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with SEC Rule 15c3-3. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on Footnote 74 to SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5.

Marcum LLP

Boston, Massachusetts
March 1, 2021

Marcum LLP ▪ 53 State Street ▪ 17th Floor ▪ Boston, Massachusetts 02109 ▪ Phone 617.807.5000 ▪ Fax 617.807.5001 ▪ www.marcumllp.com

MERIDIAN INVESTMENTS, INC.'S EXEMPTION REPORT

Meridian Investments, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240. 17a-5 because the Company limits its business activities exclusively to engaging solely in activities permitted for capital acquisition brokers ("CAB") as defined in FINRA's CAB rules and approved for membership in FINRA as a CAB, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

MERIDIAN INVESTMENTS, INC.

Meridian Investments, Inc.

I, Jeremiah J. McDermott, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: [signature]

Title: President

March 1, 2021

SIPC-7
(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(36-REV 12/18)

For the fiscal year ended **12/31/2020**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

7*12*******830*********************MIXED AADC 220
29124 FINRA DEC
MERIDIAN INVESTMENTS INC
50 BRAINTREE HILL OFFICE PARK STE 301
BRAINTREE, MA 02184-8811

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ ø
   B. Less payment made with SIPC-6 filed (**exclude interest**) ( )
   Date Paid
   C. Less prior overpayment applied ( )
   D. Assessment balance due or (overpayment)
   E. Interest computed on late payment (see instruction E) for______days at 20% per annum
   F. Total assessment balance and interest due (or overpayment carried forward) $ ø
   G. **PAYMENT: √ the box**
   Check mailed to P.O. Box ☐ Funds Wired ☐ ACH ☐
   Total (must be same as F above) $
   H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Meridian Investments Inc
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 26 day of January, 2021.

Controller
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked Received Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning **1/1/2020** and ending **12/31/2020**

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 8,017,581
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): 100% of Revenues derived from Reg. D. Private Placements (Deductions in excess of $100,000 require documentation)	8,017,581
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960) $	
Enter the greater of line (i) or (ii)	
Total deductions	8,017,581
2d. SIPC Net Operating Revenues	$ Ø
2e. General Assessment @ .0015	$ Ø (to page 1, line 2.A.)